UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 12, 2006

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

12 December 2006
To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Limited
	London Stock Exchange		Deutsche Bank UBS Zurich

Notification of Change of Interests of Directors and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Y)

(Listing Rules & Disclosure Rules of the UK Listing Authority)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules and Disclosure Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group's Securities Dealing Code.
Name of director	Mr M J Kloppers
Date of last notice	5 September 2006
Date issuer informed of transaction	7 December 2006
Date and place of transaction	7 December (place of transaction not applicable)

Part 1 - Change of director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	-
Nature of indirect interest (including registered holder)	-
Date of change	-
No. of securities held prior to change	-
Class	-
Number acquired	-
Number disposed	-
Value/Consideration	-
No. of securities held after change	-
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	-
Any additional information

Mr Kloppers has a direct interest in 440,183 ordinary shares in BHP Billiton Plc.

Mr Kloppers as an Executive Director also has a notifiable interest under the United Kingdom legislation in 220,857 shares of BHP Billiton Plc, being the balance of shares held by ESOP Trustee Limited as trustee of the Billiton Employee Share Ownership Trust.

There is no change to report on the above holdings.

Part 2 - Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	7 December 2006
Period during which or date on which exercisable	Performance Shares - August 2011 to August 2016 Deferred Shares - August 2008 to August 2011
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	225,000 Performance Shares under the Long Term Incentive Plan (LTIP) 37,300 Deferred Shares under the Group Incentive Scheme (GIS)
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil

Total number of securities over which options or other rights held at the date of this notice

                 90,071            - maximum number of GIS Deferred Shares (ordinary
                                           shares of BHP Billiton Plc)

               675,000            - maximum number of Performance Shares (ordinary
                                            shares of BHP Billiton Plc) under the LTIP

          ___________________

               765,071               Total

Any additional information	This change is the award of Performance Shares under the LTIP and Deferred Shares under the GIS following the approval by shareholders on 29 November 2006.

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R Mallett - BHP Billiton Limited Mrs I Watson - BHP Billiton Plc - BHP Billiton Plc
Contact details	Mr R Mallett Tel: +61 3 9609 3324 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7802 4176 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 12 December 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary